RECOMMENDATION TO REJECT THE UNSOLICITED TENDER OFFER TO SELL YOUR SHARES OF HIGHLANDS REIT, INC. TO IG HOLDINGS, INC. AND AFFILIATES If you are considering selling your shares of Highlands REIT, Inc. (“Highlands”) to IG holdings, INC. and affiliates (together, the “Offeror”), please read all the information below. THE HIGHLANDS BOARD OF DIRECTORS (THE “BOARD”) HAS REVIEWED THE TERMS OF THE OFFER. BASED ON THAT REVIEW THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU REJECT THIS UNSOLICITED OFFER AND NOT TENDER YOUR SHARES OF STOCK. Rationales the Board Considered in Recommending Rejection of the Unsolicited Tender Offer from the Offeror • The Board believes that the offer price is less than the current and potential long-term value of the shares. • Based upon publicly available information and records, it appears that securities regulators have taken actions against the controlling person and affiliates of the Offeror based on their alleged violations of federal and state securities law in connection with past tender offer activity. Highlands believes that stockholders should consider this fact before deciding whether to participate in the offer. • The Offeror will charge a transfer fee of $100 to each stockholder who chooses to participate in the tender offer. The amount of the transfer fee may be material in relation to the value of shares a stockholder tenders and will in any event diminish the economic benefit of the tender offer for each tendering stockholder. • The Offeror states that it has not made an independent appraisal of the shares or Highlands’ properties, and is not qualified to appraise real estate. • The Offeror acknowledges that in establishing the purchase price of $0.17 per share, it is motivated to establish the lowest price which might be acceptable to stockholders consistent with the Offeror’s objectives. • The Offeror states that it has applied a discount to the estimated per share value with the intention of making a profit. • None of Highlands’ directors, executive officers, subsidiaries or other affiliates intends to tender shares of stock to the Offeror. Highlands encourages you to follow the Board’s recommendation and not tender your shares to the Offeror. If you do tender your shares to the Offeror, you may withdraw your tender before the expiration of the offer by sending a written or facsimile notice to the Offeror. Please consult your financial advisor or Highlands’ Investor Services Department at (844) 421-0533 with any questions. Each stockholder must individually evaluate whether to tender his, her or its shares and may decide to tender based on, among other things, individual liquidity needs. The Board suggests stockholders carefully consider all the factors discussed in the Offer to Purchase before deciding to participate. The Board acknowledges that because the shares are not listed on an exchange and there is not otherwise an established public trading market for the shares, stockholders have few alternatives available to sell their shares. Highlands has filed a Schedule 14D-9 with the Securities and Exchange Commission (the “SEC”) providing additional detail regarding the Board’s recommendation in response to the Offeror’s offer. The Schedule 14D-9 is available on the Highlands website and the SEC’s website at www.sec.gov. Highlands REIT, Inc. 332 S. Michigan Avenue, 9th Floor Chicago, IL 60604 www.highlandsreit.com February 16, 2017